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                         [ZIXIT CORPORATION LETTERHEAD]

                                  April 6, 2000



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:        Filing Desk

         Re:      ZixIt Corporation
                  Shelf Registration Statement on Form S-3
                  Registration No. 333-33708
                  Filing Date:      March 31, 2000

Ladies and Gentlemen:

         On behalf of ZixIt Corporation, I hereby amend the above-referenced filing to add the following language to the facing page of the Registration Statement pursuant to Rule 473 of the Securities Act of 1933:

         "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

         Thank you.

                                       Respectfully submitted,

                                       ZIXIT CORPORATION

                                       By:   /s/ Ronald A. Woessner
                                             -----------------------------------
                                             Ronald A. Woessner
                                             Vice President and General Counsel